VIA EDGAR

November 7, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-6010

Attention: Thomas Jones

Re:	Inno Holdings Inc.

Registration Statement on Form S-l

Filed October 20, 2023 (File No. 333-273429)

Dear Mr. Jones:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), AC Sunshine Securities LLC, acting as representative of the underwriters, hereby joins Inno Holdings Inc. in requesting acceleration of the effective date of the above-referenced Registration Statement so that it will become effective on November 9, 2023, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act, we wish to advise you that we have distributed as many copies of the Preliminary Prospectus dated October 20, 2023, to selected dealers, institutions and others as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.

The undersigned confirm that it has complied and will continue to comply with, and it has been informed or will be informed by participating dealers that it has complied or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

AC Sunshine Securities LLC

By:	/s/ Ying Cui
Name:	Ying Cui
Title:	Chief Executive Officer